EXHIBIT 20.2

             Del Global Technologies Corp. Announces the Election of
                Samuel E. Park to the Board of Directors and the
                  Appointment of Mr. Park as President and CEO

Thursday July 26


VALHALLA, N.Y., July 26 /PRNewswire/ -- Del Global Technologies Corp. (DGTC) announced today that its Board of Directors appointed Samuel E. Park to the position of President and Chief Executive Officer and entered into a three-year employment agreement. Mr. Park has been the Acting President and Chief Executive Officer since February 26, 2001. In addition, Mr. Park was elected to the Company's Board of Directors.


Prior to joining the Company, Samuel Park was President and founder of Hibernian Consulting Group, which specializes in helping clients increase the value of their companies. Mr. Park acquired significant industrial manufacturing experience as President-Americas Process Equipment Division of United Utilities Ltd. and as President of Leeds and Northrup, a unit of General Signal.


Roger Winston, the Company's Chairman, said, "We are most pleased to have Samuel Park join the Company on a permanent basis as President and Chief Executive Officer. His experience, demonstrated leadership and organizational skills will significantly enhance Del's opportunities for future growth and profitability."


Del Global Technologies Corp. is primarily engaged in the design, manufacture and marketing of cost effective medical imaging and diagnostic systems consisting of stationary and portable x-ray systems, radiographic/fluoroscopic systems, mammography systems, dental imaging systems and proprietary high-voltage power conversion subsystems for medical and other critical industrial applications. Industrial applications for which Del supplies power subsystems include airport explosives detection, analytical instrumentation, semiconductor capital equipment and energy exploration.


This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks include, but are not limited to, the effect on the Company of ongoing internal reviews, external inquiries, and class action litigation pertaining to its reported financial results, the ability of the Company to obtain certified financial statements, to file required annual and quarterly reports, the ability of the Company to grow internally or by acquisition and to integrate acquired businesses, changing industry and competitive conditions, and other risks referred to in the Company's registration statements and periodic reports filed with the Securities & Exchange Commission.

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Contact:

Del Global Technologies Corp.
Samuel E. Park
President and Chief Executive Officer
Thomas V. Gilboy
Chief Financial Officer
Tel: 914/686-3600